AMBOW EDUCATION HOLDING LTD.
12th Floor, Tower 1, Financial Street,
Chang’an Center, Shijingshan District,
Beijing 100043

People’s Republic of China

November 18, 2022

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jennie Beysolow

Re:	Ambow Education Holding Limited Registration Statement on Form F-3 File No. 333-264878

Dear Ms. Beysolow:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on November 22, 2022 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

AMBOW EDUCATION HOLDING LIMITED

By:	/s/ Dr. Jin Huang
	Name:	Dr. Jin Huang
	Title:	Chairman and Chief Executive Officer